

## Entity Profile Information

Viewed on April 12, 2022

NFA ID 0244282 SOCIETE GENERALE S A

### Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | **ALSO SEE NFA ID 0303496** | |
| | NFA MEMBER APPROVED | 05/09/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| | | |
| | NFA ID 0344862 **SG AMERICAS SECURITIES LLC** | |
| | PRINCIPAL APPROVED | 08/16/2010 |
| | | |
| | NFA ID 0434505 **SOCIETE GENERALE INTERNATIONAL LIMITED** | |
| | PRINCIPAL APPROVED | 02/24/2016 |

### Status History Information

| Status | Effective Date |
|---|---|
| **ALSO SEE NFA ID 0303496** | |
| NFA MEMBER APPROVED | 05/09/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |
| | |
| NFA ID 0284126 **BAREP ASSET MANAGEMENT SA** | |
| PRINCIPAL ENDED WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 10/23/2001 |
| PRINCIPAL ENDED WITH SOCIETE GENERALE ASSET MANAGEMENT | 05/31/2001 |
| PRINCIPAL COMPLETE WITH SOCIETE GENERALE ASSET MANAGEMENT | 09/23/1998 |
| PRINCIPAL COMPLETE WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 09/23/1998 |
| | |
| NFA ID 0243517 **BAREP ASSET MANAGEMENT USA INC** | |

| PRINCIPAL ENDED WITH NEWEDGE GROUP | 10/23/2001 |
| PRINCIPAL COMPLETE WITH NEWEDGE GROUP | 10/08/1992 |
| PRINCIPAL ADDED WITH NEWEDGE GROUP | 09/30/1992 |

### NFA ID 0002905 COWEN AND COMPANY LLC

| PRINCIPAL WITHDRAWN | 04/01/2003 |
| PRINCIPAL APPROVED | 09/08/1999 |

### NFA ID 0338032 LYXOR ASSET MANAGEMENT SAS

| PRINCIPAL WITHDRAWN | 01/13/2022 |
| PRINCIPAL APPROVED | 10/04/2012 |
| PRINCIPAL PENDING | 09/27/2012 |

### NFA ID 0221520 NEWEDGE USA LLC

| PRINCIPAL WITHDRAWN | 01/02/2015 |
| PRINCIPAL APPROVED | 11/24/2014 |
| PRINCIPAL PENDING | 11/21/2014 |

### NFA ID 0344862 SG AMERICAS SECURITIES LLC

| PRINCIPAL APPROVED | 08/16/2010 |
| PRINCIPAL PENDING | 08/12/2010 |

### NFA ID 0434505 SOCIETE GENERALE INTERNATIONAL LIMITED

| PRINCIPAL APPROVED | 02/24/2016 |
| PRINCIPAL PENDING | 02/24/2016 |

### NFA ID 0305014 SOCIETE GENERALE NEW YORK BRANCH

| PRINCIPAL WITHDRAWN | 01/22/2015 |
| PRINCIPAL APPROVED | 11/21/2000 |
| PRINCIPAL PENDING | 10/02/2000 |

## Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

## Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | SOCIETE GENERALE S A |
| Form of Organization | CORPORATION |
| Country | FRANCE |
| | |
| Federal EIN | 521128875 |
| | |
| Business Address | |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DÉFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |
| | |
| Phone Number | +12122785656 |
| Fax Number | Not provided |
| | |
| Email | LAURA.SCHISGALL@SGCIB.COM |
| | |
| Website/URL | HTTPS://WHOLESALE.BANKING.SOCIETEGENERALE.COM/ |
| | |
| CRD/IARD ID | Not provided |
| | CORPORATION |
| | F |



## Other Names

Viewed on April 12, 2022
NFA ID 0244282 SOCIETE GENERALE S A

SG ENERGY IN DECOMMISSION MODE

DBA          NOT IN USE


SG OR SOC GEN

DBA          IN USE


SGCIB SG CORPORATE & INVESTMENT BANK

DBA          IN USE


SGSS SG SECURITIES SERVICES

DBA          NOT IN USE



## Location of Business Records

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| Street Address 1 | PLEASE SEE ADDENDUM |
| Street Address 2 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |



## U.S. Address for the Production of Business Records

Viewed on April 12, 2022

NFA ID 0244282 SOCIETE GENERALE S A

| | |
|---|---|
| Office Of | SOCIETE GENERALE NEW YORK BRANCH |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10167 |



## Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | 0468636 |
| Name | BINI SMAGHI, LORENZO |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-31-2016 |

| | |
|---|---|
| NFA ID | 0483698 |
| Name | CARTIER, SYLVAIN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-27-2021 |

| | |
|---|---|
| NFA ID | 0519751 |
| Name | CONNELLY, WILLIAM LEON ALFRED |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0520793 |
| Name | CONTAMINE, JEROME MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0520775 |
| Name | COTE, DIANE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0546913 |
| Name | DUMAS, CLAIRE ELISABETH |
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-10-2022 |

| | |
|---|---|
| NFA ID | 0532453 |
| Name | FLEURY, ALEXANDRE DARIUS |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-05-2021 |

| | |
|---|---|
| NFA ID | 0463442 |
| Name | HAZOU, KYRA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-18-2014 |

| | |
|---|---|
| NFA ID | 0457015 |
| Name | HOUSSAYE, FRANCE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-15-2013 |

| | |
|---|---|
| NFA ID | 0493911 |
| Name | KRUPA, SLAWOMIR |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-27-2021 |

| | |
|---|---|
| NFA ID | 0537036 |
| Name | LANDON, STEPHANE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 03-29-2021 |
| | |
| NFA ID | 0497529 |
| Name | LATTUADA, CHRISTOPHE BERNARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-24-2022 |
| | |
| NFA ID | 0531188 |
| Name | MESSEMER, ANNETTE HILDEGARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-01-2020 |
| | |
| NFA ID | 0494732 |
| Name | MESTRALLET, GERARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-30-2016 |
| | |
| NFA ID | 0500283 |
| Name | NIN GENOVA, JUAN MARIA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-26-2017 |
| | |
| NFA ID | 0457018 |
| Name | OUDEA, FREDERIC ROBERT ANDRE |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-13-2013 |
| | |
| NFA ID | 0543268 |
| Name | POUPART LAFARGE, HENRI |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 01-04-2022 |

| | |
|---|---|
| NFA ID | 0543230 |
| Name | PRAUD, JOHAN AMAURY |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-14-2021 |

| | |
|---|---|
| NFA ID | 0519822 |
| Name | ROCHET, LUBOMIRA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-29-2019 |

| | |
|---|---|
| NFA ID | 0494720 |
| Name | SCHAAPVELD, ALEXANDRA ELISABETH JOHANNA MARIA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-30-2016 |

| | |
|---|---|
| NFA ID | 0536723 |
| Name | SIMON BARBOUX, GREGOIRE |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-10-2021 |

| | |
|---|---|
| NFA ID | 0543267 |
| Name | WETTER, SEBASTIEN MICHEL JACQUES MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-14-2021 |

Holding Company Information
Not provided



## Entity Profile Information

Viewed on April 12, 2022

NFA ID 0244282 SOCIETE GENERALE S A

### Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | ALSO SEE NFA ID 0303496 | |
| | NFA MEMBER APPROVED | 05/09/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| | | |
| | NFA ID 0344862 SG AMERICAS SECURITIES LLC | |
| | PRINCIPAL APPROVED | 08/16/2010 |
| | | |
| | NFA ID 0434505 SOCIETE GENERALE INTERNATIONAL LIMITED | |
| | PRINCIPAL APPROVED | 02/24/2016 |

### Status History Information

| Status | Effective Date |
|---|---|
| ALSO SEE NFA ID 0303496 | |
| NFA MEMBER APPROVED | 05/09/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |
| | |
| NFA ID 0284126 BAREP ASSET MANAGEMENT SA | |
| PRINCIPAL ENDED WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 10/23/2001 |
| PRINCIPAL ENDED WITH SOCIETE GENERALE ASSET MANAGEMENT | 05/31/2001 |
| PRINCIPAL COMPLETE WITH SOCIETE GENERALE ASSET MANAGEMENT | 09/23/1998 |
| PRINCIPAL COMPLETE WITH BANQUE DE REESCOMPTE AT DE PLACEMENT | 09/23/1998 |
| | |
| NFA ID 0243517 BAREP ASSET MANAGEMENT USA INC | |

PRINCIPAL ENDED WITH NEWEDGE GROUP                                      10/23/2001

PRINCIPAL COMPLETE WITH NEWEDGE GROUP                                   10/08/1992

PRINCIPAL ADDED WITH NEWEDGE GROUP                                      09/30/1992


NFA ID 0002905 COWEN AND COMPANY LLC

PRINCIPAL WITHDRAWN                                                     04/01/2003

PRINCIPAL APPROVED                                                      09/08/1999


NFA ID 0338032 LYXOR ASSET MANAGEMENT SAS

PRINCIPAL WITHDRAWN                                                     01/13/2022

PRINCIPAL APPROVED                                                      10/04/2012

PRINCIPAL PENDING                                                       09/27/2012


NFA ID 0221520 NEWEDGE USA LLC

PRINCIPAL WITHDRAWN                                                     01/02/2015

PRINCIPAL APPROVED                                                      11/24/2014

PRINCIPAL PENDING                                                       11/21/2014


NFA ID 0344862 SG AMERICAS SECURITIES LLC

PRINCIPAL APPROVED                                                      08/16/2010

PRINCIPAL PENDING                                                       08/12/2010


NFA ID 0434505 SOCIETE GENERALE INTERNATIONAL LIMITED

PRINCIPAL APPROVED                                                      02/24/2016

PRINCIPAL PENDING                                                       02/24/2016


NFA ID 0305014 SOCIETE GENERALE NEW YORK BRANCH

PRINCIPAL WITHDRAWN                                                     01/22/2015

PRINCIPAL APPROVED                                                      11/21/2000

PRINCIPAL PENDING                                                       10/02/2000


## Outstanding Requirements

Annual Due Date: 6/1/2022


4S SUBMISSIONS IN REVIEW

## Disciplined Employee Summary



## Disciplinary Information - Criminal Disclosures

Viewed on April 12, 2022

NFA ID 0244282 SOCIETE GENERALE S A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No



# Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: TRA-2017-09
Case Status: FINAL
Date Resolved:

APRIL 2017

- Were any of the following sanctions imposed?:
  Other: CEASE AND DESIST AND CIVIL MONETARY PAYMENT

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, TRA-2017-09 (April 5 2017): SOCIETE GENERALE entered into a settlement agreement with the The French Autorité des Marchés Financiers ("AMF") following a March 2015 audit related to SG's independent research and financial analysis activities dated March 2015. The AMF alleged, with respect to a limited number of samples tested, that SG:

(i) Failed to include, certain required information in its research notes or that the latter contained erroneous statements, non-factual statements and were not systematically reviewed by Compliance in violation of AMF articles 313-27, 315-1, 315-3, 315-5, 315-6 and 315-7

(ii) Failed to implement a supervision framework, procedure and controls to mitigate non-compliance risks with the AMF regulation on the topic in violation of AMF articles 313-1, 313-2 and 313-3

(iii) Failed to adequately manage confidential information in the context of its investment research activity in violation of AMF articles 313-2 and 315-16.

A. Who was involved: AMF Commission

B. When it occurred: March 20, 2015

C. What the allegations were: See above

D. Final determination, if any: monetary payment of 450,000 euros

E. Date of the determination: April 5, 2017

F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show All ▾ entries

Search:

| Description | Uploaded File |
| --- | --- |
| TRA-2017-09 - ACCORD DE COMPOSITION ADMINISTRATIVE CONCLU LE 5 AVRIL 2017 AVEC LA SOCIETE GENERALE | TRA201709 Accord de composition administrative conclu le 5 avril 2017 avec la Societe Generale.pdf |

◆ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: SAN-2016-01
Case Status: FINAL
Date Resolved:

JANUARY 2016

🔾 Were any of the following sanctions imposed?:

Other: CEASE AND DESIST AND CIVIL MONETARY PENALTY

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, SAN-2016-01 (January 11, 2016): The French Autorité des Marchés Financiers ("AMF") Sanction Commission alleged that, from January 1, 2008 through June 30, 2010, SG (i) failed to, directly or through its external provider, report to the AMF or other European regulators at least 61 million transactions and misreported to the AMF and others European regulators a number of transactions details, in violation of the French monetary code (articles L. 533-9 and L. 621-7-1) as well as AMF regulations and (ii) failed to implement an adequate supervision framework for its delegated reporting in violation of the French monetary code (L. 533-10 and L. 313-1 to 313-3) and AMF regulations. The AMF Commission on Sanction ordered, in a decision issued on January 11, 2016, SG to pay a monetary fine of 2,000,000 euros for a breach of its transaction reporting obligations to the regulators under the MIF regulation as transposed in French law. The decision is published on the AMF website.

A. Who was involved: AMF Sanction Commission
B. When it occurred: 1st November 2007 through 30 June 2010
C. What the allegations were: under-reporting of transactions, misreporting of transaction details and lack of supervision of third-party provider for delegated reporting.
D. Final determination, if any: monetary penalty of 2 million euros.
E. Date of the determination: January 11, 2016
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show All ❯ entries

Search:

| Description | Uploaded File |
| --- | --- |
| SAN-2016-01-DECISION-DE-LA-COMMISSION-DES-SANCTIONS-DU-11-JANVIER-2016 |  san201601decisiondelacommissiondessanctionsdu11janvier2016.pdf |

◆ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:

Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON NOVEMBER 19, 2018, SOCIETE GENERALE, S.A. AND SOCIETE GENERALE NEW YORK BRANCH, ENTERED INTO A CONSENT ORDER WITH THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES TO RESOLVE AN ENFORCEMENT ACTION BASED ON THE NYDFS'S FINDING THAT FROM 2003 TO 2013 SG FAILED TO TAKE SUFFICIENT STEPS TO ENSURE COMPLIANCE WITH U.S. SANCTIONS LAWS AND REGULATIONS IN A TIMELY MANNER. THE NYDFS FURTHER FOUND I THAT INDIVIDUALS RESPONSIBLE FOR ORIGINATING U.S. DOLLAR USD TRANSACTIONS OUTSIDE OF THE UNITED STATES HAD A MINIMAL UNDERSTANDING OF U.S. SANCTIONS LAWS AND REGULATIONS AS THEY RELATED TO SUDAN, IRAN, CUBA, NORTH KOREA, OR OTHER U.S. SANCTIONS COUNTRIES; II THAT SG EXECUTED MORE THAN 9,000 OUTBOUND USD PAYMENTS, VALUED AT OVER 13 BILLION, IN AN IMPROPER, NON-TRANSPARENT MANNER, MORE THAN 12.5 BILLION OF WHICH INVOLVED IRAN, NEARLY 130 MILLION WERE CONNECTED TO CUBA, AND APPROXIMATELY 29 MILLION WERE TIED TO SUDAN; III THAT SG EXECUTED MORE THAN 2,600 OUTBOUND USD PAYMENTS, VALUED AT APPROXIMATELY 8.3 BILLION, IN VIOLATION OF APPLICABLE U.S. ECONOMIC SANCTIONS, THE VAST MAJORITY OF WHICH WERE LINKED TO CUBA AND IV THAT SG MADE FALSE ENTRIES IN THE BANK'S BOOKS, REPORTS AND STATEMENT AND OMITTED AND CAUSED TO BE OMITTED MATERIAL INFORMATION . THIS CONDUCT RESULTED IN MULTIPLE VIOLATIONS OF NEW YORK STATE LAWS AND REGULATIONS. SG AGREED TO PAY A PENALTY OF 325,000,000 AND TO UNDERTAKE CERTAIN SPECIFIED REMEDIAL ACTIONS. A COPY OF THE CONSENT ORDER IS AVAILABLE ON THE NYDFS WEBSITE. SG ALSO ENTERED INTO CERTAIN RELATED SETTLEMENT AGREEMENTS, SPECIFICALLY A DEFERRED PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE WITH A PENALTY OF 717.2 MILLION, A DPA WITH THE NEW YORK COUNTY DISTRICT ATTORNEY'S OFFICE WITH A PENALTY OF 162.8 MILLION, A SETTLEMENT AGREEMENT WITH THE U.S. DEPARTMENT OF TREASURY'S OFFICE OF FOREIGN ASSET CONTROL WITH A PENALTY OF 53.9 MILLION, AND AN ORDER TO CEASE AND DESIST AND ORDER OF ASSESSMENT OF A CIVIL MONEY

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◆ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.                    × 

❮ Back to Summary        ✎ Amend

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:     ▦ Show Questions

○ D   ○ E   ○ F   ○ G   ○ H   ○ I

### Regulatory Case Information

REGULATORY INFORMATION

🔁 Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

- Case Number:
- Case Status:
- Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE INFORMATION RESPONSIVE TO QUESTIONS D, E AND G ("DISCIPLINARY INFORMATION - REGULATORY DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANTS ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Back to Summary



## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).


Question J


Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

# Disciplinary Information - Firm Financial Disclosure Matter Page

## NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each action.

Back to Summary | Amend

### Disclosure Question

**Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question you are disclosing the financial matter under: Show Question

☐ J

### Case Information

BANKRUPTCY CASE INFORMATION

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

Case Number:

ADVERSARY CASE INFORMATION

❓ Court where the adversary action was filed:

❓ Court Location:

❓ Case Number of Adversary Action:

❓ Adversary Action Status:

**Comments**

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

THE INFORMATION RESPONSIVE TO QUESTION J ("DISCIPLINARY INFORMATION -FINANCIAL DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT HAS ASSUMED A MATERIALITY THRESHOLD FOR PROVIDING ANSWERS TO THIS INCLUDING QUESTION J OF $30 MILLION. THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012, SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANT'S ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary



# Enforcement/Compliance Communication Contact Information

| | |
|---|---|
| First Name | CHRISTELLE |
| Last Name | DENECHAUD |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Province | 92987 CEDEX |
| Country | FRANCE |
| Phone | +33 1 58 98 73 28 |
| Email | CHRISTELLE.DENECHAUD@SGCIB.COM |

| | |
|---|---|
| First Name | JOHN |
| Last Name | DRISCOLL |
| Title | DIRECTOR OF LITIGATION |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-5491 |
| Email | JOHN.DRISCOLL@SGCIB.COM |



## Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



## Membership Contact Information

Membership Contact
| | |
|---|---|
| First Name | ROBERT |
| Last Name | BOHRER |
| Title | SR. COMPLIANCE OFFICER |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-7504 |
| Fax | 212-278-7696 |
| Email | ROBERT.BOHRER@SGCIB.COM |

Accounting Contact
| | |
|---|---|
| First Name | PASCALE |
| Last Name | MOREAU |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Zip/Postal Code | 92987 CEDEX |
| Country | FRANCE |
| Phone | (+33) 1 42 13 36 24 |
| Email | PASCALE.MOREAU@SGCIB.COM |

## Arbitration Contact

| | |
|---|---|
| First Name | JOHN |
| Last Name | DRISCOLL |
| Title | DIRECTOR OF LITIGATION |
| Street Address 1 | 245 PARK AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10167 |
| Country | UNITED STATES |
| Phone | 212-278-5491 |
| Email | JOHN.DRISCOLL@SGCIB.COM |

## Compliance Contact

| | |
|---|---|
| First Name | CHRISTELLE |
| Last Name | DENECHAUD |
| Title | GLOBAL HEAD OF CPLE GBS AND MKT INTGRITY |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Province | 92987 CEDEX |
| Country | FRANCE |
| Phone | +33 1 58 98 73 28 |
| Email | CHRISTELLE.DENECHAUD@SGCIB.COM |

## Chief Compliance Officer Contact

| | |
|---|---|
| First Name | GREGOIRE |
| Last Name | SIMON BARBOUX |
| Title | CHIEF COMPLIANCE OFFICER |
| Street Address 1 | 17 COURS VALMY |
| City | PARIS LA DEFENSE |
| Province | 92987 CEDEX |
| Country | FRANCE |
| Phone | +33 1 42 13 12 22 |
| Email | GREGOIRE.SIMON-BARBOUX@SOCGEN.COM |



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